Koninklijke Wessanen

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

RECEIVED
2004 JUL 20 A 8:59
OFFICE OF INTERN... CORPORATE FIN...

Fax message

04035640

SUPPL

Company Office of International Corporate Finance
Securities and Exchange Commission

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From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date June 30, 2004 Reference

Subject

ID # 82-1306

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

dw 7/20

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, June 30, 2004

Wessanen investigates merging Dutch offices into one location

Wessanen aims to achieve more synergies in her Dutch divisions. Therefore the company investigates a possible merger of some of her Dutch office locations into one location. This investigation entails the non-production-related sites of BOAS in Zoetermeer, Beckers in Tilburg as well as the headquarters in Amstelveen. This was announced today to the relevant employees and representative advisory councils.

Merging these office sites enables Wessanen to improve marketing effectiveness and market analysis through more intense knowledge sharing, to reduce costs by more efficient use of office accommodation, as well as a further professionalization of the supporting (staff) departments through closer cooperation. In total these offices provide accommodation for 175 employees. Meanwhile the PA Consulting Group, an independent consulting firm, is asked to perform the investigation. Based on this investigation the Executive Board will formulate a proposed decision and submit to the relevant representative advisory councils.

Executive Board
Royal Wessanen nv

For more information you can contact Corporate Communications by telephone on + 31 (0)20 5479 528 or via e-mail (corporate.communications@wessanen-hq.com) .

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

RECEIVED
2004 JUL 20 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fax message

Company Office of International Corporate Finance
Securities and Exchange Commission

cc

From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date July 6, 2004 Reference

Subject

ID # 82-1306

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, July 6, 2004

Wessanen appoints new CFO for Tree of Life North America

Royal Wessanen nv, the Dutch multinational Health and Premium Taste foods company, today announces the appointment of Torben Wetche to the position of Senior Vice President of Finance and CFO for its North American subsidiary Tree of Life, Inc. Wetche assumes the responsibilities of his new position on July 19, 2004.

Torben Wetche's financial career spans nearly 25 years with significant operations and distribution experience. He joins Tree of Life from Heidelberg Americas Inc. where he served as Senior Vice President and CFO of the North American holding company with annual sales of USD 1.2 billion. He also held the positions of Senior Vice President and CFO, and Vice President and Controller for Heidelberg USA, a printing equipment distributor with annual sales of USD 805 million throughout the United States and Canada. Both are located in Georgia, USA.

"Throughout his career, Torben has consistently developed and implemented innovative solutions to complex financial challenges and business problems resulting in significant savings, improved efficiencies and generated financial gains through a more efficient use of working capital," says Alec Covington, Wessanen Executive Board Member responsible for North American activities. "Combined with his strong financial background, analytical ability, acquisition experience, and extensive financial management and organizational skills, he is our ideal choice as a CFO."

Executive Board
Royal Wessanen nv

For more information, please contact Aletta van Stee, Communications Manager, phone +31 (0)20 547 94 51 or e-mail corporate.communications@wessanen-hq.com.